Exhibit 10(ll)

Newmont Mining Corporation

Summary of Executive Compensation

The following is a summary of the compensation paid to executive officers of Newmont Mining Corporation (the “Company”):

Base Salaries.    Base salaries are designed to reflect competitive base pay levels, results achieved by the executive, and scope of responsibilities and experience.

The Compensation and Management Development Committee of the Company (the “Committee”) established the following base salaries for 2006 for the Company’s Chief Executive Officer and each of the Company’s four most highly compensated executive officers (the “named executive officers”) in 2005:

Name	Base Salary
Wayne W. Murdy	$1,000,000
Pierre Lassonde	$755,000
Thomas L. Enos	$495,000
Bruce D. Hansen	$495,000
Richard T. O’Brien	$495,000

Mr. David H. Francisco resigned as Executive Vice President in September 2005

Annual Cash Incentives.    Annual cash incentive awards are made pursuant to the Company’s Annual Incentive Compensation Payroll Practice (“AICP”). The named executive officers (and other senior management) are eligible to receive both a corporate performance bonus and a personal performance bonus. Participants in the AICP are assigned target awards as a percentage of their eligible base salary. Target award percentages increase at higher management levels to 100% of eligible base salary in the case of the Chief Executive Officer. The weight of corporate performance and personal performance factors varies by participant.

The 2005 corporate performance bonus is paid in cash based on achievement of corporate performance goals, which consist of (a) certain goals relating to net asset value, (b) certain reserve replacement goals, (c) certain free cash flow goals, (d) an earnings goal, and (e) a gross margin goal. The AICP bonus amount depends on the Company’s performance against these goals. If the Company meets the goals, each eligible employee receives a payment equal to his or her target award percentage; if the Company exceeds the goals, the payment can increase to as high as 200% of the target award percentage; if the Company does not meet the goals, the payment can decrease and, if the Company fails to achieve certain threshold performance, the payment will not be made at all. In 2005, the Company achieved a corporate performance percentage of 84.7% of target performance, based on the Company’s actual performance results as compared to the 2005 corporate performance goals.

The personal performance bonus is also paid in cash. Target bonus levels are determined by the grade level of each respective executive officer or other AICP participant, and payouts are based on an evaluation of each executive’s personal contribution to the Company. In 2005, the maximum payout percentage for the personal performance bonus was 150% of the target level for the grade (with awards paid above the target level based on exemplary performance). Performance deemed to fall below expectations results in a payment below the target level, or in some cases no payment at all. In 2005, personal performance awards to the named executive officers and other AICP participants were based on certain factors such as the individual goals and accomplishments of the relevant executive officer or other AICP participant, as well as his or her contributions to the positive results realized by the Company during 2005.

The performance targets for 2006 consist of four performance factors, with equal weighting, which measure achievement of certain goals relating to (a) gold production, (b) costs of production, (c) cash flow, and

(d) reserve growth. Starting in 2006, restricted stock awards will be made based on a three-year weighted average of performance under the corporate performance targets for the AICP, with additional awards being granted based on performance of the Company’s share price as compared to gold price appreciation.

In 2003, the Company eliminated the Intermediate Term Incentive Compensation Plan (“ITIP”), which paid bonuses in the form of cash and restricted stock based on a consolidated three-year performance measurement. The elimination of the ITIP resulted in a reduction in total direct compensation for the executives. In order to address this reduction, cash transition payments are paid over three years to those executives who previously participated in the ITIP. The transition payments are also based on the Company’s achievement of corporate performance goals under the AICP, which paid out at 84.7% based on the Company’s actual performance during 2005.

The following chart represents cash payments awarded to the named executive officers under the AICP and the transition payments described above for performance in 2005:

Name and Title	Corporate Performance Bonus	Personal Performance Bonus	Transition Payment
Wayne W. Murdy, Chairman and Chief Executive Officer	$510,741	$371,250	$247,748
Pierre Lassonde, President	298,600	259,596	127,075
Thomas L. Enos, Senior Vice President, Operations	143,986	114,746	46,953
Bruce D. Hansen, Senior Vice President, Operations Services and Development	172,047	126,953	78,013
Richard T. O’Brien, Senior Vice President and Chief Financial Officer	47,462	35,022	0
David H. Francisco, Technical Consultant to the Chief Executive Officer	210,197	124,083	96,016

Restricted Stock Awards.    The Company’s executive compensation program also includes awards of restricted stock based on the Company’s performance. Restricted stock awards are intended to reward the named executive officers and other eligible executives based on the attainment of corporate performance goals established by the Committee. These goals track the corporate performance goals established under the AICP, as described above, and the Company must achieve certain threshold performance before any restricted stock awards are made. Awards in 2005 were made in the form of restricted shares of Newmont Common Stock or restricted stock units under the Newmont Mining Corporation 2005 Stock Incentive Plan, with such shares vesting in equal installments over three years. Executives are assigned target awards as a percentage of their eligible base salary. For 2005, these target award percentages for the top five executives ranged from 75% to 135%. As with the AICP, the restricted stock award amount depends on the Company’s performance against defined goals. If the Company meets the goals, each eligible employee receives a payment equal to his or her target award percentage; if the Company exceeds the goals, the payment can increase to as high as 200% of the target award percentage; if the Company does not meet the goals, the award can decrease and, if the Company fails to achieve certain threshold performance, the award will not be made at all. In 2005, the Company’s named executive officers and other senior management achieved a corporate performance percentage as described above of 84.7% of target performance, based on the Company’s actual performance results as compared to the 2005 corporate performance goals.

The named executive officers were awarded the following amounts of restricted stock of Newmont Common Stock for 2005:

	Restricted Stock	Restricted Stock Units
Wayne W. Murdy	17,891	—
Pierre Lassonde	—	9,439
Thomas L. Enos	3,911	—
Bruce D. Hansen	5,085	—
Richard T. O’Brien	1,403	—
David H. Francisco	6,212	—

Stock Options.    Stock options are a long-term incentive award designed to link executive rewards with stockholder value over time. The award of stock options promotes the creation of stockholder value because the benefits cannot be realized unless stock price appreciation occurs. Options provide a strong incentive to increase stockholder value, with the number of options increasing in proportion to the relative potential influence of the recipient on overall performance of the Company, and reward recipients making a long-term commitment to the Company.

During 2005, stock options were granted to the named executive officers under Newmont’s 2005 Stock Incentive Plan as the follows:

Name	Options Granted (#)		Exercise Price
Wayne W. Murdy	45,000	(1)	$40.43
	45,000	(2)	45.74
Pierre Lassonde	30,000	(1)	40.43
	30,000	(2)	45.74
Thomas L. Enos	10,000	(1)	40.43
	25,000	(2)	45.74
Bruce D. Hansen	20,000	(1)	40.43
	25,000	(2)	45.74
Richard T. O’Brien	20,000	(1)	45.74

(1)	Granted on April 27, 2005, and exercisable in three annual increments, commencing on April 27, 2006.
(2)	Granted on October 26, 2005, and exercisable in three annual increments, commencing on October 26, 2006.

Pension Plans.    The following table shows the estimated pension benefits payable annually to a covered participant at normal retirement age (62 years) under the Company’s qualified defined benefit pension plan (the “Pension Plan”), as well as under its nonqualified supplemental pension plan (the “Pension Equalization Plan”) that provides benefits that would otherwise be denied participants by reason of certain Internal Revenue Code limitations on qualified plan benefits, based on remuneration that is covered under the plans and years of service with the Company or its subsidiaries; such amounts have not been reduced for Social Security benefits.

	Years of Service
Remuneration	5	10	15	20	25	30
$ 500,000	$43,750	$87,500	$131,250	$175,000	$218,750	$262,500
$ 600,000	$52,500	$105,000	$157,500	$210,000	$262,500	$315,000
$ 700,000	$61,250	$122,500	$183,750	$245,000	$306,250	$367,500
$ 800,000	$70,000	$140,000	$210,000	$280,000	$350,000	$420,000
$ 900,000	$78,750	$157,500	$236,250	$315,000	$393,750	$472,500
$1,000,000	$87,500	$175,000	$262,500	$350,000	$437,500	$525,000
$1,100,000	$96,250	$192,500	$288,750	$385,000	$481,250	$577,500
$1,200,000	$105,000	$210,000	$315,000	$420,000	$525,000	$630,000
$1,300,000	$113,750	$227,500	$341,250	$455,000	$568,750	$682,500
$1,400,000	$122,500	$245,000	$367,500	$490,000	$612,500	$735,000
$1,500,000	$131,250	$262,500	$393,750	$525,000	$656,250	$787,500
$1,600,000	$140,000	$280,000	$420,000	$560,000	$700,000	$840,000
$1,700,000	$148,750	$297,500	$446,250	$595,000	$743,750	$892,500
$1,800,000	$157,500	$315,000	$472,500	$630,000	$787,500	$945,000
$1,900,000	$166,250	$332,500	$498,750	$665,000	$831,250	$997,500
$2,000,000	$175,000	$350,000	$525,000	$700,000	$875,000	$1,050,000

A participant’s remuneration covered by the Pension Plan and the Pension Equalization Plan is his or her average annual base salary and bonus (as reported in the Summary Compensation Table) for the 60 consecutive months in which the highest level of compensation was paid to the participant during the last 120 months of the participant’s career with the Company or its subsidiaries (except for Mr. Lassonde who participates in the Company’s International Retirement Plan described below). The approximate years of actual credited service as of the end of 2005 for each Named Executive Officer (except for Mr. Lassonde) is: Mr. Murdy—13 years (see “Executive Agreements” below); Mr. Enos—35 years; Mr. Hansen—23 years; Mr. O’Brien—0 years; and Mr. Francisco—15 years. Benefits shown are computed on a straight single life annuity basis beginning at age 62. Under the terms of the Pension Plan, bonus amounts do not include payments in the form of restricted stock for purposes of calculating remuneration. With respect to the Pension Equalization Plan, bonus amounts paid in the form of restricted stock will not be considered in calculating levels of compensation for executives hired or promoted to executive status after January 1, 2004. Any bonus amounts paid in the form of restricted stock for plan years after December 31, 2007 will not be considered in calculating levels of compensation under the plan for any participants.

Mr. Lassonde participates in the Company’s International Retirement Plan (the “International Plan”), which provides participants with a basic, supplemental savings and payment upon retirement or termination of employment. The basic and savings payments are calculated based on participants’ age and annual compensation during each year of participation in the International Plan. Pursuant to Mr. Lassonde’s employment agreement, an amount equal to 18% of his annual compensation for 2005 ($239,207) was accrued for his basic payment and 6% of his annual compensation for 2005 ($79,736) was accrued for his supplemental payment. Additionally, $12,000 was accrued for Mr. Lassonde’s anticipated savings payment. It is estimated that Mr. Lassonde will be entitled to a basic payment of $1,806,498, a savings payment of $118,357 and a supplemental payment of $602,166. Thus, the total estimated payment for Mr. Lassonde under the International Plan is a lump sum of $2,527,021 upon retirement at age 62.

Officers’ Death Benefit Plan and Group Life Insurance Program.    The Company has an Officers’ Death Benefit Plan for the benefit of the named executive officers and other executive officers of the Company. The plan provides a death benefit of three times final annual base salary for an executive officer who dies while an active employee and a death benefit of one times final annual base salary for an executive officer who dies after retiring at or after normal retirement age. For retirement prior to normal retirement age, the post-retirement death benefit is 30% to 100% of one times final annual base salary, depending on the number of years remaining to normal retirement age. Coverage under the Officers’ Death Benefit Plan is offset by group life insurance maintained for the benefit of all salaried employees of the Company and certain of its subsidiaries.

Executive Agreements.    Mr. Murdy’s letter of offer of employment from the Company provides that if his employment is terminated other than for “cause” (as defined in the Company’s Severance Plan), or if he terminates employment after a reduction in base salary or a significant reduction in duties and responsibilities (as determined by independent members of the Board of Directors of the Company), he will be entitled to receive 24 months of his then salary (as defined in the Company’s Severance Plan) plus certain other severance benefits. Mr. Murdy’s letter agreement with the Company provides that upon his retirement from the Company on or after his 62nd birthday, he will receive an additional one-half year of “credited” service under the Company’s non-qualified supplemental pension plan for each otherwise credited year of his service with the Company or any of its subsidiaries in computing his pension benefits. In the event Mr. Murdy’s employment with the Company or any of its subsidiaries terminates prior to his 62nd birthday, he will not be entitled to such benefit unless his termination constitutes a “qualifying termination” as defined in the letter agreement. Generally, a qualifying termination means (a) a termination due to Mr. Murdy’s death or disability, (b) a termination by Mr. Murdy for “good reason” (as defined in the letter agreement), (c) a termination of Mr. Murdy by the Company without cause (as defined in the Company’s Severance Plan), or (d) a termination that qualifies Mr. Murdy for enhanced severance benefits under his Change of Control Agreement (see “Change of Control Employment Agreements” below). Any benefits to which Mr. Murdy may be entitled under the Company’s Severance Plan (as described below) reduce the benefits due under these arrangements.

Pursuant to Mr. Lassonde’s Employment Agreement dated February 16, 2002, as amended, Mr. Lassonde is paid a base salary to perform his duties as President of the Company, including, but not limited to, the management, operation, strategic direction and overall conduct of the merchant banking and business development functions of the Company. In addition, Mr. Lassonde is eligible to participate in Newmont’s incentive plans, welfare benefit programs, stock option plans and international retirement plan. Should Mr. Lassonde be terminated for any reason other than for cause, he will receive the amount of $750,000 or the benefit he would be eligible for under the Company’s Severance Plan and/or the Executive Change of Control Plan, whichever is greater.

Change of Control Employment Agreements.    The Company is a party to change of control employment agreements with Messrs. Murdy and Hansen. The change of control employment agreements have three-year terms, which terms are automatically extended for one year upon each anniversary unless a notice not to extend is given by the Company. If a Change of Control (as defined in the agreements) occurs during the term of an agreement, then the agreement becomes operative for a fixed three-year period. The agreements provide generally that the executive’s terms and conditions of employment (including position, location, compensation and benefits) will not be adversely changed during the three-year period after a Change of Control of the Company. If the Company terminates the executive’s employment (other than for cause, death or disability), the executive terminates for “good reason” during such three-year period, or the executive terminates employment for any reason during the 30-day period following the first anniversary of the Change of Control, and upon certain terminations prior to a Change of Control in connection with or in anticipation of a Change of Control, the executive is generally entitled to receive (a) three times the sum of (i) the executive’s annual base salary plus (ii) the executive’s annual bonus (as determined in the agreements), (b) accrued but unpaid compensation, (c) welfare benefits for three years, (d) a pro rata bonus for the year in which the termination of employment occurs, and (e) a lump sum payment having an actuarial value equal to the additional pension benefits the executive would have received if he or she had continued to be employed by the Company for an additional three years. In addition, the agreements provide that the executive is entitled to receive a payment in an amount sufficient to make the executive whole for any excise tax on excess parachute payments imposed under Section 4999 of the Internal Revenue Code of 1986, as amended. In the event of a Change of Control, the agreements will supersede any individual employment agreements entered into by the Company with the executives, and the executive will not be permitted to participate in the Company’s severance plans or policies, including the Severance Plan described below, during the three-year period following a Change of Control.

Executive Change of Control Plan.    Messrs. Lassonde, Enos and O’Brien participate in the Executive Change of Control Plan. If the Company terminates the executive’s employment after a Change of Control, as defined in the Plan (other than for cause, death or disability), the executive terminates for “good reason” during such three-year period, the executive is entitled to receive (a) three times the sum of (i) the executive’s annual base salary plus (ii) the executive’s annual bonus (as determined in the agreements), (b) accrued but unpaid compensation, (c) welfare benefits for three years, (d) a pro rata bonus for the year in which the termination of employment occurs, and (e) a lump sum payment having an actuarial value equal to the additional pension benefits the executive would have received if he or she had continued to be employed by the Company for an additional three years. In addition, the agreements provide that the executive is entitled to receive a payment in an amount sufficient to make the executive whole for any excise tax on excess parachute payments imposed under Section 4999 of the Internal Revenue Code of 1986, as amended. In the event of a Change of Control, the agreements will supersede any individual employment agreements entered into by the Company with the executives, and the executive will not be permitted to participate in the Company’s severance plans or policies, including the Severance Plan described below, during the three-year period following a Change of Control.

Severance Plan.    Each of the Named Executive Officers participates in the Company’s Severance Plan. Participants in the Severance Plan whose employment with the Company or one of its subsidiaries or affiliates is involuntarily terminated other than for “cause” (as defined in the Severance Plan) are entitled to receive a minimum of four weeks of salary (as defined in the Severance Plan), together with an additional two weeks of salary for each year of service. Under the Severance Plan, the maximum severance allowance benefit payable to a participant calculated as set forth above is 104 weeks of the participant’s salary. In addition to the amount described above, each participant is also entitled to a lump sum payment equal to the Company’s matching contribution that would have been made under the Company’s Retirement Savings Plan calculated in accordance with the relevant provisions of the Severance Plan. Participants under the Severance Plan are also entitled to certain fringe benefits, such as coverage under the Company’s medical and dental plans and life insurance plan, as set forth in the Severance Plan.

Perquisites.    The Company’s philosophy is to provide a minimum of perquisites to its executives and generally when such benefits have a business purpose. In 2005, such benefits for the Named Executive Officers were (a) financial planning; and (b) country or social club memberships for the Chief Executive Officer and President. The Company owns a fractional share in a corporate aircraft, which is used solely for senior executives’ travel on Company business. The value of all perquisites for each of the Named Executive Officers was less than $20,000.